UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Disclosure of the “Review Report on Corporate Value Enhancement Plan” for 2024

On February 7, 2025, Woori Financial Group Inc. (“Woori Financial Group”) disclosed its Review Report on Woori Financial Group’s ‘Corporate Value Enhancement Plan’ for 2024 on its website (www.woorifg.com).

The main contents of the review report are as follows:

1. Review Report on the ‘Corporate Value Enhancement Plan’ for 2024

2. 2025 Corporate Value Enhancement Directions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 7, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President